

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Neil Cohen
Interim Chief Executive Officer
Anchiano Therapeutics Ltd.
One Kendall Square
Building 1400E
Suite 14-105
Cambridge, MA 02139

> **Re: Anchiano Therapeutics Ltd.**
> **Registration Statement on Form S-4**
> **Filed January 13, 2021**
> **File No. 333-252070**

Dear Mr. Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua A. Kaufman, Esq.